Exhibit 99.1

Nano Dimension Ltd. Prices $7.0 Million Private Placement of Convertible Notes

NESS ZIONA, ISRAEL, September 3, 2019 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (NASDAQ, TASE: NNDM) (the “Company”), a leading additive electronics provider, today announced that it entered into a securities purchase agreement on August 30, 2019, pursuant to which it will make a private placement to certain accredited investors of convertible promissory notes with an aggregate original principal amount of approximately $4.3 million and an additional approximately $2.7 million to be received in two subsequent closings, bringing the expected total gross proceeds from this funding to approximately $7.0 million. The notes are convertible into the Company’s American Depositary Shares, together with warrants to purchase American Depositary Shares in a ratio of 0.85 warrant per 1 American Depositary Share. The Company expects the gross proceeds from the first closing to be approximately $4.3 million before deducting placement agent fees, escrowed amounts and other expenses. The private placement is expected to close on September 4, 2019.

The convertible promissory notes will be unsecured, will have a maturity date of March 4, 2021, will bear no interest except in an event of default and may be converted, at the election of the holder, into American Depositary Shares of the Company at an initial per share conversion price of $0.29, subject to adjustments, including in connection with note issuances in subsequent tranches. The convertible promissory notes will include a mandatory conversion provision for part or all of the notes in the event that the volume weighted average price of the Company’s American Depositary Shares reaches certain thresholds, subject to certain limitations. The warrants will have an exercise price equal to 125% of the conversion price of the convertible promissory notes, will be exercisable upon the six-month anniversary of issuance and will expire five years from the date of issuance.

Nano Dimension intends to use the expected proceeds of the offering for scaling up sales and marketing globally, increasing production capabilities and general corporate purposes.

A.G.P./Alliance Global Partners is acting as the sole placement agent for the offering.

The securities to be issued and sold in the private placement will not, upon issuance, be registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws, and may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act. The Company has agreed to file a registration statement with the Securities and Exchange Commission to register the resale of the American Depositary Shares issuable upon conversion of the convertible promissory notes and upon exercise of the warrants described above.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Any offering of the securities under the resale registration statement described above will only be by means of a prospectus.

About Nano Dimension Ltd.

Nano Dimension (Nasdaq, TASE: NNDM) is a leading electronics provider that is disrupting, reshaping, and defining the future of how cognitive connected products are made. With its unique 3D printing technologies, Nano Dimension is targeting the growing demand for electronic devices that require increasingly sophisticated features. Demand for circuitry, including PCBs - which are the heart of every electronic device - covers a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, IoT and telecom. These sectors can all benefit greatly from Nano Dimension’s products and services for rapid prototyping and short-run manufacturing. For more information, please visit www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws.  Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses subsequent closings of the private placements and the use of proceeds. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 14, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT
Yael Sandler, CFO | ir@nano-di.com

NANO DIMENSION PR CONTACT

Galit Beck, Public Relations Manager | 972-542539495 | galit@nano-di.com